SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 08, 2011

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: June 8, 2011 By:__________________________________

Name: Eduardo Villegas Contte

Title: Finance Director

[Translation into English from the original document in Spanish]

Buenos Aires, , 6 de junio deJune 67, 2011

Sres.To the

Comisión Nacional de Valores [Securities and Exchange Commisson in Argentina]

Bolsa de Comercio de Buenos Aires Stock Exchange

Presente

Ref.:. Información relevanteRelevant information (Art. 23)

Dear Sirs,

MetroGAS announced today that YPF Inversora Energética S.A. (YPFIE) has submitted a note dated June 3 to the Buenos Aires Stock Exchange and to "Comisión Nacional de Valores" (similar to SEC), informing that a Stock Purchase Option Agreement has been signed with BG Inversiones Argentinas S.A. (BGIA). Through this option, BGIA has granted YPFIE the option to purchase all the Class A shares of Gas Argentino S.A (GASA). The Purchase Option may be exercised by YPFIE until August 31, 2011 and extended, upon the exclusive option of YPFIE, until October 5, 2011. Furthermore, the Option Agreement gives YPFIE the right to acquire from BG Argentina S.A. shares representing 2.73% of the capital stock of MetroEnergía S.A. YPFIE holds 2.27% of MetroEnergía S.A's capital and MetroGAS S.A. holds the remaining 95%.

It is worth noting that BGIA currently holds 100% Class A shares representing 54.67% of GASA's capital stock.

In turn, YPFIE owns 100% of Class B shares for 45.33% of GASA's capital stock.

GASA holds all Class A shares of MetroGAS S.A representing 51% of the corporate capital and Class B shares representing 19% of the corporate capital of that Company.

Yours sincerely,

Magdalena Gonzalez Garaño

Market Relations

Please be advised thatNos dirigimos a Uds. a fin de informar que YPF Inversora Energética S.A. (YPFIE) has submitted a note dated June 3 to the Buenos Aires Stock Exchange and to "presentado una nota con fechanos ha enviado copia de 3 de junio la nota adjunta que presentara el 3 de junio ppdo. en la Bolsa de Comercio de Buenos Aires y en la Comisión Nacional de Valores" (similar to SEC) en términos similares, informing that a Stock Purchase Option Agreement en la cual informa que celebró un Contrato de Opción de Compra de Acciones conhas been signed with BG Inversiones Argentinas S.A. (BGIA). Por medio de dichaThrough this option, opción, BGIA le ha otorgado ahas granted YPFIE the option to purchase all the Class A shares of la opción de compra de la totalidad de la acciones Clase A de Gas Argentino S.A (GASA). The Purchase Option may be exercised by La Opción de Compra podrá ser ejercida por YPFIE until August hasta el 31, de agosto de 2011 and extended, upon the exclusive option y prorrogado a exclusiva opción de of YPFIE, hasta el 5 deuntil October 5, octubre de 2011. AsimismoFurthermore, the Option Agreement gives el Contrato de Opción otorga a YPFIE the right to acquire el derecho from de adquirir de BG Argentina S.A. shares representing 2.73% of the capital stock of acciones representativas del 2,73 % del capital social de MetroEnergía S.A.. YPFIE es titular delholds 2,.27% of del capital de MetroEnergía S.A's capital and y MetroGAS S.A. del holds the remaining 95% restante.

It is worth noting that Cabe destacar que actualmente BGIA currently holds es titular del 100% de las acciones ClaseClass A shares representing ativas del 54.,67% del capital social deof GASA's capital stock..

Por su parteIn turn, YPFIE es titular delowns 100% de las acciones Claseof Class B shares for representativas del 45,.33% del capital social de of GASA's capital stock.

A su vez, GASA holds all Class A shares of es titular de la totalidad de acciones Clase A de MetroGAS S.A representing ativas del 51% of the corporate capital and Class B shares representing 19% of the corporate capital of that Company. del capital social y acciones Clase B representativas del 19% del capital social de dicha Sociedad.

Sin otro particular saludo a Uds. muy atentamenteYours sincerely,.

Magdalena Gonzalez Garaño

Responsable de las Relaciones con el MercadoMarket Relations